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                            August 7, 2023

       Chris Anthony
       Chief Executive Officer
       Aptera Motors Corp
       5818 El Camino Real
       Carlsbad, CA 92008

                                                        Re: Aptera Motors Corp
                                                            Post-Qualification
Amendment to Offering Statement on Form 1-A
                                                            Filed on July 20,
2023
                                                            File No. 024-11479

       Dear Chris Anthony:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2023 letter.

       Amendment No. 1 to Form 1-A filed July 20, 2023

       General

   1. We note that you are conducting an offering under Rule 506(c) of Regulation D. Please disclose the amount
raised to date and the potential dilutive effects of this offering.
   2. We note your disclosure that the minimum investment amount made on the Republic
                                                        Platform is $210 and
$1,000 for all other investments. Please clarify whether the investment terms and
securities being purchased through Republic Platform and other investments are
identical. Please address any material risks. Please also advise how investors will be made
aware of the two different investment opportunities.

                                                        Please contact Sarah
Sidwell at 202-551-4733 or Asia Timmons-Pierce at 202-551-
 Chris Anthony
Aptera Motors Corp
August 7, 2023
Page 2

3754 with any questions.



                                  Sincerely,
FirstName LastNameChris Anthony
                                  Division of Corporation Finance
Comapany NameAptera Motors Corp
                                  Office of Manufacturing
August 7, 2023 Page 2
cc:       Jamie Ostrow
FirstName LastName